SignPath Pharma Inc.
1375 California Road
Quakertown, PA 18951
Tel: (215) 538-9996

August 6, 2009

EDGAR Correspondence
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SignPath Pharma Inc.
Registration Statement on Form S-1/A3
Filed August 6, 2009
File No. 333-158474

Dear Mr. Riedler:

The undersigned, SignPath Pharma Inc., a Delaware corporation (the “Company”), has filed Amendment No. 3 to the Registration Statement on Form S-1 (No. 333-158474) (the “Registration Statement”) on August 6, 2009 with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 AM on Monday, August 10, 2009, or as soon thereafter as is possible.

SignPath Pharma, Inc.

By:	/s/ Lawrence Helson
Dr. Lawrence Helson, Chief Executive Officer